UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K



(Mark One)

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2001

                                       OR

[    ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


             For the transition period from __________ to __________

                   Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               CMI Corporation Employees' Tax Savings Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Terex Corporation
                          500 Post Road East, Suite 320
                           Westport, Connecticut 06880

CMI Corporation Employees' Tax Savings Thrift Plan
Report on Audit of Financial Statements
December 31, 2001 and 2000

CMI Corporation Employees'
Tax Savings Thrift Plan

Index to Financial Statements and Schedule
--------------------------------------------------------------------------------


                                                                        Page

Report of Independent Accountants                                        1

Statements of Net Assets Available for Plan Benefits at
   December 31, 2001 and 2000                                            2

Statement of Changes in Net Assets Available for Plan Benefits
   For the Year ended December 31, 2001                                  3

Notes to Financial Statements                                            4

Supplemental Schedule:
   Schedule H, Line 4i: - Schedule of Assets (Held at End of Year)       8

                        Report of Independent Accountants


To the Participants and Administrator of CMI Corporation Employees' Tax Savings Thrift Plan



In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CMI Corporation Employees' Tax Savings Thrift Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLC
Tulsa, Oklahoma
June 26, 2002

CMI Corporation Employees'
Tax Savings Thrift Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000
--------------------------------------------------------------------------------




                                                        2001             2000

Investments at fair value:
   Mutual funds                                      $ 15,697,491   $ 16,261,949
   Common stock of CMI Corporation                           -           669,288
   Common stock of Terex Corporation                    1,014,126           -
   Loans to participants                                1,216,459      1,391,212
                                                    -------------  -------------

     Total investments                                 17,928,076     18,322,449

Receivables:
   Contributions due from participants
   and other receivables                                   22,724         66,672
                                                   --------------  -------------

     Total assets                                      17,950,800     18,389,121

Payables:
   Administrative expenses                                (13,667)           -
                                                   --------------  -------------
Net assets available for plan benefits               $ 17,937,133   $ 18,389,121
                                                   ==============  =============

  The accompanying notes are an integral part of the consolidated financial statements.

CMI Corporation Employees'
Tax Savings Thrift Plan

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
--------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income
     Net depreciation in fair value of investments                $   (997,004)
     Dividends and interest                                            431,547
                                                                  ------------

                                                                      (565,457)
                                                                  ------------
   Contributions:
     Participant                                                     1,828,207
     Employer                                                          277,486
                                                                  ------------

                                                                     2,105,693
                                                                  ------------
        Total additions                                              1,540,236
                                                                  ------------

Deductions from net assets attributed to:
   Benefits paid to participants                                     1,932,736
   Administrative expenses                                              59,488
                                                                  ------------

        Total deductions                                             1,992,224
                                                                  ------------

Net decrease                                                          (451,988)

Net assets available for benefits:
   Beginning of year                                                18,389,121
                                                                  ------------

   End of year                                                    $ 17,937,133
                                                                  ============

  The accompanying notes are an integral part of the consolidated financial statements.

CMI Corporation Employees'
Tax Savings Thrift Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for a complete description of the provisions of the Plan.

         General
         The CMI Corporation Employees' Tax Savings Thrift Plan (the "Plan"), a defined contribution plan, is available to any employee who was a participant of the CMI Employees' Retirement Plan at the date of termination of that plan or any full-time employee on the Plan's entry dates, which are the first day of January and July, following the employee's employment commencement date. Employees covered by a collective bargaining agreement other than the Load King collective bargaining agreement are excluded from participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         Participant Accounts

         A separate account is maintained for each participant. In addition to participant contributions, each participant's account may be credited with CMI Corporation's (the "Employer" or "Company") matching and profit-sharing contributions. Investment income and expense is allocated to each participant by investment fund based on that participant's share of the Plan's total fund investment. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

         Contributions
         Participants may contribute to the Plan through payroll deductions from 1% to 17% of their compensation on a pre-tax basis, subject to various limits established in the Internal Revenue Code. Employer contributions are based on a percentage of employee contribution amounts and were determined prior to the end of each plan year at the discretion of the Retirement Committee of the Board of Directors of CMI Corporation. Employer contributions may be made under two options; matching contributions and profit sharing contributions. The employer matched 15% of each participant's contribution in 2001. No contributions were made under the profit sharing option during 2001. Employer contributions, under either option, are not required for any plan year and are limited to the maximum amount established in the Internal Revenue Code.

         Vesting
         Participants are immediately vested in their contributions plus earnings thereon. Employer contributions and earnings thereon are immediately vested for participants who entered the Plan prior to April 1, 1995. Vesting of employer contributions (matching and profit-sharing) and earnings thereon for participants entering the Plan subsequent to April 1, 1995 are based on years of continuous service. Vesting of employer matching and profit-sharing contributions begins after three years of credited service with full vesting occurring after seven years of credited service.

         Investment Options
         Participants can direct contributions into a Company common stock fund account maintained by Bank of Oklahoma and certain mutual funds as listed in the supplemental schedule. Participants can also transfer investments among these investment options.

CMI Corporation Employees'
Tax Savings Thrift Plan

Notes to Financial Statements
--------------------------------------------------------------------------------
         Benefit Payments and Distributions
         Upon retirement at normal retirement age, disability as defined by the Plan or death of a participant, the participant or designated beneficiary is fully vested with respect to the entire amount allocated to the participant's account. Participants or the designated beneficiary may elect to receive distributions in a lump-sum or substantially equal payments in monthly, quarterly, semi-annual or annual installments including interest thereon. For termination of services due to other reasons, participants may receive the value of the vested interest in their account as a lump-sum distribution.

         Loans to Participants
         Participants may borrow against the vested portion of their account balances subject to certain limitations, as defined by the Plan. Loans bear interest at a fixed rate of prime plus 1% and are subject to other terms as described in the Plan. Loan repayment periods generally range from 1 to 5 years with certain exceptions.

         Forfeitures
         Forfeitures of Employer contributions are first used to reduce the Plan's ordinary and necessary administrative expenses for the plan year and then to reduce Employer contributions. Forfeitures of nonvested amounts for the year ended December 31, 2001 were $49,623.

         Plan Termination
         CMI Corporation may terminate or amend the Plan at any time, subject to provisions set forth in ERISA and the Internal Revenue Code. In the event of Plan termination or permanent discontinuance of employer contributions, participants will become 100% vested in their accounts as of the effective date of complete termination of the Plan or permanent discontinuance of employer contributions. The assets of the Plan shall not be paid to the Employer at any time, except that, after the satisfaction of all liabilities under the Plan, any assets remaining may be paid to the Employer, unless otherwise provided by law.

2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

         Investment Valuation
         Stock fund investments are valued at fair market value as determined by the Bank of Oklahoma (the "Trustee") based on quoted market values of the underlying assets at December 31. Mutual fund investments are valued at net asset value based on fair market at December 31 as determined by the respective mutual fund company. The cost of

CMI Corporation Employees'
Tax Savings Thrift Plan

Notes to Financial Statements
--------------------------------------------------------------------------------
         securities sold is based on the average cost of all such securities held at the time of sale. Investments in registered investment companies traded on a national securities exchange are valued at the latest reported sales price on the last business day of the period. If no sale has taken place, the securities are valued at the last bid price. If no bid price has been reported, or if no exchange quotation is available, the securities are valued at the quotation obtained from a reputable broker. Interest income is recorded when earned and dividend income is recorded on the ex-dividend date. Investment transactions are recorded on a trade-date basis. The loans to participants are valued at cost, which approximates fair value.

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

         Payment of Benefits
         Benefits are recorded when paid. As of December 31, 2001 and 2000 net assets available for benefits included approximately $0 and $24,000, respectively, for distribution to participants who elected to withdraw plan benefits that were not distributed prior to the respective plan year end.

         Administrative Expenses
         All investment related costs and costs incurred related to maintaining Plan records are paid by the Plan.

3.       Investments

         The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2001 and 2000:

                                                         2001           2000

         Fidelity Advisor:
           U.S. Treasury Fund                       $  3,262,272   $  2,361,676
           High Yield Fund                               954,502        973,799
           Intermediate Bond Fund                        935,895        904,495
           Balanced Fund                               1,075,495      1,287,287
           Equity Income Fund                          3,083,101      3,207,592
           Growth Opportunity Fund                     3,514,658      4,522,438
         Terex Corporation Stock Fund                  1,014,126        -
         CMI Corporation Stock Fund                      -              669,288
         Loans to participants                         1,216,459      1,391,212
         All other investments less than 5%            2,871,568      3,004,662
                                                  --------------  -------------

              Total                                 $ 17,928,076   $ 18,322,449
                                                  ==============  =============

CMI Corporation Employees'
Tax Savings Thrift Plan

Notes to Financial Statements
--------------------------------------------------------------------------------
         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

          Mutual funds                                          $ (1,541,349)
          Common stock                                               544,345
                                                              ---------------

                                                               $    (997,004)
                                                              ===============

4.       Tax Status

         The Plan obtained its latest determination letter on October 28, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.       Transactions with Parties-In-Interest

         During the year ended December 31, 2001, the Plan bought, sold and held units of participation in separate accounts maintained by the Bank of Oklahoma, the Plan trustee. These transactions, as well as loans to participants, are allowable party-in-interest transactions under
         Section 408(b)(8) of the ERISA regulations.

6.       Acquisition by Terex Corporation

         On October 1, 2001, CMI Corporation was acquired by Terex Corporation of Westport, CT. As a result of the acquisition, all CMI Corporation common stock under this plan was exchanged for Terex Corporation common shares. No gain or loss was recorded as a result of the acquisition and all subsequent purchases and sales in the Plan's Company stock investment account are to be transacted in Terex Corporation common shares.

CMI Corporation Employees'
Tax Savings Thrift Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2001
--------------------------------------------------------------------------------





                                                        Description of
                                                        Investment
                 Identity of Maturity Date,             Including
Party-in               Issue, Borrower,                 Rate of Interest,
-Interest              Lessor, or                       Collateral,
Identification          Similar                         and Par or                Number of                           Fair
                         Party                          Maturity Value              Shares            Cost            Value

                Fidelity Advisor U.S. Treasury Fund      Mutual Fund               3,262,272      $  3,262,272   $  3,262,272
                Fidelity Advisor High Yield Fund         Mutual Fund                 114,038         1,223,734        954,502
                Fidelity Advisor Intermediate Bond Fund  Mutual Fund                  87,222           926,260        935,895
                Federated Growth Strategies Fund         Mutual Fund                  24,484           923,527        626,538
                Fidelity Advisor Growth Opportunity Fund Mutual Fund                 122,206         4,571,163      3,514,658
                Fidelity Advisor Balanced Fund           Mutual Fund                  69,253         1,185,046      1,075,495
                Fidelity Advisor Equity Income Fund      Mutual Fund                 127,033         3,135,954      3,083,101
                Fidelity Advisor Global Resources Fund   Mutual Fund                  22,173           542,659        519,303
                Fidelity Advisor Overseas Fund           Mutual Fund                  24,070           462,789        332,888
                Vanguard 500 Index Fund                  Mutual Fund                   5,993           731,941        634,637
                Vanguard Growth Index Fund               Mutual Fund                  28,709           985,721        758,202
   *            Terex Corporation                        Common stock                 57,818           922,369      1,014,126
   *            Various Plan participants                Loans to participants
                                                         (Interest rates 6.00% to 10.50%
                                                          Maturity dates January 2002
                                                          to October 2008)                               -          1,216,459
                                                                                                  ------------   -------------
                                                                                                  $ 18,873,435   $ 17,928,076
                                                                                                  ============   =============

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           CMI Corporation Employees'
                                           Tax Savings Thrift Plan

                                            /s/ Mark T. Cohen
                                           ------------------------------------

Date:  June 28, 2002                      By:  Mark T. Cohen
                                               Controller
                                               Terex Corporation



















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